UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Morgan Stanley Managed Futures HV, LP

File No. 000-53115 - CF#21689
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Morgan Stanley Managed Futures HV, LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on February 29, 2008, as amended and re-filed.

Based on representations by Morgan Stanley Managed Futures HV, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through February 28, 2013
Exhibit 10.3	through February 28, 2013
Exhibit 10.4	through February 28, 2013
Exhibit 10.5	through February 28, 2013
Exhibit 10.16	through February 28, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Karen J. Garnett
Assistant Director